Exhibit 99.2

NOTICE TO SHAREHOLDERS
FOR THE THREE AND NINE MONTHS ENDED
DECEMBER 31, 2006

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated interim financial statements for Mountain Province Diamonds Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the March 31, 2006 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Interim Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

	December 31, 2006	March 31, 2006
Assets
Current assets
Cash and cash equivalents	$559,589	$845,452
Term deposit	275,000	-
Marketable securities	4,632	71,392
Accounts receivable	107,124	66,637
Advances and prepaid expenses	27,453	6,052

	973,798	989,533
Long-term investment (Note 4)	920,000	1,400,000
Investment in Camphor Ventures Inc. (Note 5)	7,394,876	-
Mineral properties (Note 6)	1,552,553	1,552,553
Deferred exploration costs (Note 6)	31,013,906	30,929,049
Equipment (Note 7)	7,826	3,153

Total assets	$41,862,959	$34,874,288
Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$225,404	$181,266

Shareholders' equity:
Share capital (Note 8)	66,579,083	58,253,663
Contributed surplus (Note 9)	688,247	561,777
Deficit	25,629,775)	(24,122,418)

Total shareholders' equity	41,637,555	34,693,022

Total liabilities and shareholders' equity	$41,862,959	$34,874,288

See accompanying notes to unaudited interim consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Interim Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	December 31,		December 31,
	2006	2005 Restated (Note 9)	2006	2005 Restated (Note 9)
Expenses:
Amortization	$863	$266	$1,256	$816
Capital tax reversal	-	-	-	(5,307)
Consulting fees (Note 12)	77,006	82,243	208,858	167,497
Director fees and benefits	31,265	3,761	49,530	13,217
Interest and bank charges	250	153	719	414
Office and administration	12,590	5,568	52,311	61,575
Professional fees	62,352	6,538	181,166	93,479
Promotion and investor relations	17,479	765	126,894	75,816
Transfer agent and regulatory fees	26,348	16,075	154,741	63,876
Travel	15,062	21,952	36,225	36,195
Stock-based compensation (Note 9)	47,642	105,000	172,942	105,000

Net loss for the period before the undernoted	(290,857)	(242,321)	(984,642)	(612,578)
Interest	6,709	5,614	19,667	6,280
Write-down of long-term investment (Note 4)	(480,000)	-	(480,000)	(1,080,000)
Share of loss of Camphor Ventures (Note 5)	(62,382)	-	(62,382)	-

Net loss for the period	(826,530)	(236,707)	(1,507,357)	(1,686,298)
Deficit, beginning of period	(24,803,245)	(23,372,121)	(24,122,418)	(21,922,530)
Deficit, end of period	$(25,629,775)	$(23,608,828)	$(25,629,775)	$(23,608,828)
Basic and diluted loss per share	$(0.01)	$(0.00)	$(0.03)	$(0.03)
Weighted average number of shares outstanding	55,657,835	52,807,450	54,912,232	52,718,482

See accompanying notes to unaudited interim consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Interim Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	December 31,		December 31,
	2006	2005 Restated (Note 9)	2006	2005 Restated (Note 9)
Cash flows provided by (used in):
Operating activities
Net loss for the period	$(826,530)	$(236,707)	$(1,507,357)	$(1,686,298)
Items not requiring an outlay of cash
Amortization	863	266	1,256	816
Write-down of long-term investment	480,000	-	480,000	1,080,000
Share of loss of Camphor Ventures	62,382	-	62,382	-
Stock-based compensation (Note 9)	47,642	105,000	172,942	105,000
Changes in non-cash working capital items
Accounts receivable	543	(2,246)	(40,487)	(31,435)
Advances and prepaid expenses	38,271	11,151	(21,401)	20,128
Accounts payable and accrued liabilities	(7,148)	86,501	44,138	62,595
	(203,977)	(36,035)	(808,527)	(449,194)
Investing activities
Deferred exploration costs	(4,164)	(3,220)	(84,857)	(63,379)
Term deposit	-	-	(275,000)	-
Purchase of equipment	(5,929)	-	(5,929)	-
	(10,093)	(3,220)	(365,786)	(63,379)
Financing activities
Shares issued for cash	112,200	105,000	888,450	316,100
Change in cash and cash equivalents during the period	(101,870)	65,745	(285,863)	(196,473)
Cash and cash equivalents, beginning of the period	661,459	738,886	845,452	1,001,104
Cash and cash equivalents, end of the period	$559,589	$804,631	$559,589	$804,631

See accompanying notes to unaudited interim consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Interim Financial Statements (Expressed in Canadian Dollars) For the Nine Months Ended December 31, 2006 (Unaudited)

1.	Nature of Operations and Basis of Presentation

The Company is in the process of exploring its mineral properties primarily in conjunction with third parties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partners to complete exploration and development and discover economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended December 31, 2006 may not necessarily be indicative of the results that may be expected for the year ending March 31, 2007.

The consolidated balance sheet at March 31, 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual consolidated financial statements for the year ended March 31, 2006. For further information, refer to the consolidated financial statements and notes thereto included in the Company's annual consolidated financial statements for the year ended March 31, 2006.

Certain comparative figures for the December 31, 2005 unaudited consolidated financial statements have been reclassified to conform to the presentation of the December 31, 2006 unaudited consolidated financial statements.

2.	Significant Accounting Policies

These unaudited consolidated financial statements have been prepared using the same significant accounting policies described in Note 2 of the annual consolidated financial statements for the year ended March 31, 2006, except as outlined in Note 5 below.

3.	New Accounting Pronouncements

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments - Recognition and Measurement, and Handbook Section 3865, Hedges. These standards are effective for the Company for its interim and annual financial statements starting April 1, 2007 - the beginning of its first fiscal year after October 1, 2006.

4.	Long-Term Investment

The long-term investment consists of 4,000,000 common shares of Northern Lion Gold Corp. (“Northern Lion”), acquired upon disposal of the Company’s remaining interest in the Haveri property (see March 31, 2006 audited financial statements Note 6(b)). The common shares are subject to a hold period expiring February 24, 2007, following which the Company is contractually obligated to sell not fewer than 250,000

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Interim Financial Statements (Expressed in Canadian Dollars) For the Nine Months Ended December 31, 2006 (Unaudited)

common shares at a time and must first offer Northern Lion the right to place the number of shares that the Company wishes to sell. The Company has also agreed to provide Northern Lion’s management a proxy for the purpose of voting the common shares for a period of three years. During the quarter ended December 31, 2006, the Company recorded $480,000 as an other than temporary write-down of this investment, resulting in $920,000 being recorded as the long-term investment cost. During the years ended March 31, 2006 and 2005, the Company also recorded $1,080,000 and $1,860,000 respectively as other than temporary write-downs of investment.

The quoted market value of the long-term investment at December 31, 2006 was $920,000 (September 30, 2006 - $960,000, June 30, 2006 - $1,440,000; March 31, 2006 - $2,280,000).

5.	Investment in Camphor Ventures Inc.

During the period, the Company acquired 4,892,750 common shares of Camphor Ventures Inc. (“Camphor”) (TSX-V: CFV), representing approximately 33.5 percent of the issued and outstanding common shares of Camphor. The acquisition was undertaken through a private agreement exempt share exchange with five Camphor shareholders. The Camphor shares were acquired on the basis of 39.75 Mountain Province shares for each 100 Camphor shares, resulting in the issuance of 1,944,868 Mountain Province common shares. The Company already owned 100,000 common shares (previously reported under Marketable Securities) at a cost of $66,760, bringing its total shareholdings in Camphor to 4,992,750 common shares.

Camphor Ventures Inc. was incorporated on May 19, 1986 under the laws of British Columbia and has principal business activities being the exploration and development of resource properties considered to be in the development stage. All of Camphor's properties are located in Canada.

Mountain Province and Camphor are joint venture partners with De Beers Canada Inc. (“De Beers”) in the Gahcho Kue Diamond project, located in Canada’s Northwest Territories. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent.

The investment in Camphor was valued at cost based on the closing price ($3.80) of Mountain Province common shares on July 24, 2006, the date the shares were issued.

The investment in common shares of Camphor is accounted for using the equity method, as the Company has significant influence over Camphor's operating, investing, and financing activities. Under the equity method, the investment in common shares of Camphor is recorded at cost and is adjusted periodically to recognize the Company's proportionate share of Camphor's net income or losses after the date of the investment, additional contributions made, and dividends received. Since the Company and Camphor do not have co-terminous yearends, in the quarter ended December 31, 2006, the Company recognized the Company’s proportionate share of Camphor’s loss in the amount of $62,382.

If additional common shares are issued by Camphor to third parties, the subsequent reduction in the Company's proportionate interest in Camphor will be reflected in income as a dilution gain or loss on disposition.

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Interim Financial Statements (Expressed in Canadian Dollars) For the Nine Months Ended December 31, 2006 (Unaudited)
6.	Mineral Properties and Deferred Exploration

Acquisition costs:
	December 31, 2006	March 31, 2006
Gahcho Kué Project (1)	$1,552,553	$1,552,553
Deferred exploration:
	December 31, 2006	March 31, 2006
Gahcho Kué Project (1)	$30,929,049	$30,929,049
Consulting and other professional services	84,857	-

Closing balance	$31,013,906	$30,929,049

(1)	Refer to note 6 in the March 31, 2006 audited consolidated financial statements for a breakdown of material costs and a description of this property.

7.	Equipment

	Cost	Amortization	December 31, 2006	March 31, 2006
Furniture	$11,088	$(9,722)	$1,366	$1,607
Equipment	4,065	(4,065)	-	-
Computers	20,513	(14,053)	6,460	1,546

	$35,666	$(27,840)	$7,826	$3,153

8.	Share Capital

(a) Authorized
Unlimited number of common shares without par value

(b) Issued and fully paid
Common shares:

	Number of Shares	Amount
Balance, March 31, 2006	53,075,847	$58,253,663
Exercise of stock options	650,000	934,922
Issuance of shares upon investment in Camphor Ventures Inc. (Note 4)	1,944,868	7,390,498
Balance, December 31, 2006	55,670,715	$66,579,083

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Interim Financial Statements (Expressed in Canadian Dollars) For the Nine Months Ended December 31, 2006 (Unaudited)
9.	Stock Options

The following table reflects the continuity of stock options during the period:

	Stock Options	Weighted Average Exercise Price
Balance, March 31, 2006	1,060,000	$1.90
Exercised	(650,000)	1.37
Balance, December 31, 2006	410,000	$2.73

As at December 31, 2006, the Company had the following stock options outstanding:

Expiry Date	Black-Scholes Value ($	)	Number of Options	Exercise Price ($	)	Weighted Average Remaining Life
October 21, 2007	11,026		10,000	1.36		0.81 years
October 1, 2009	189,400		200,000	1.96		2.75 years
November 1, 2010	180,100		100,000	2.63		3.84 years
January 30, 2011	307,721		100,000	4.50		4.08 years
	688,247		410,000	2.73		3.29 years

During the year ended March 31, 2006, the Company granted 200,000 options to an officer of the Company of which 100,000 are at an exercise price of $2.63 and 100,000 are at an exercise price of $4.50 per share. These options vested 50% immediately and 50% vest 1 year after grant. The Black-Scholes value of the options granted was $1.801 per option or $180,100 in the aggregate and $3.211 or $321,100 in the aggregate, respectively. These options expire November 1, 2010 and January 30, 2011 respectively. During the nine months ended December 31, 2006, the Company recorded compensation expense of $52,529 for the first grant and $120,413 for the second grant, bringing the total compensation expense for these options to $180,100 and $307,721 respectively.

The comparative restated December 31, 2005 interim results reflect a correction to the stock-based compensation figure to $105,000, a change from the previously reported December 31, 2005 interim results of $75,000 from $180,000. The correct amount for stock-based compensation for the full year was recorded in the audited annual consolidated financial statements of March 31, 2006, and consequently no restatement of the full year results or the consolidated balance sheet as at that date is required.

In addition, stock-based compensation expense was understated in the June 30, 2006 and September 30, 2006 quarters in the amount of $62,650 for each of the two quarters (total $125,300). The current three months ending December 31, 2006 reflects only the third quarter amount of $47,642, with the nine month period ending December 31, 2006 reflecting the correct year-to-date value of $172,942.

10.	Income Taxes

The estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the

MOUNTAIN PROVINCE DIAMONDS INC. Notes to Consolidated Interim Financial Statements (Expressed in Canadian Dollars) For the Nine Months Ended December 31, 2006 (Unaudited)

future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited consolidated March 31, 2006 financial statements. The benefits of these losses and the estimated loss for the period are not recognized in these consolidated unaudited interim financial statements.

11.	Loss Per Share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to the common shareholders equals the reported loss. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

12.	Related Party Transactions

As at December 31, 2006, $26,250 (2005 - nil) was owed to directors of the Company for unpaid directors' fees. This amount is payable on demand, unsecured and non-interest bearing.

As at December 31, 2006, $nil (2005 - $18,000) was accrued or paid to a company owned by a director of the Company for corporate secretarial and accounting services.

Effective May 11, 2006, the Company entered into a contract with a new Chief Financial Officer (“CFO”) to provide financial and corporate secretarial services.

Included in Consulting Fees for the nine months ended December 31, 2006 is $112,500 (2005 - $nil) accrued or paid to the President and CEO of the Company for services rendered, and $48,337 (2005 - $nil) accrued or paid to the CFO of the Company.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount agreed to by the related parties.

13.	Subsequent Event

On January 19, 2007, the Company announced that Camphor Ventures Inc. (“Camphor”) had accepted an offer letter from the Company pursuant to which Mountain Province will make an offer to acquire all of the outstanding securities of Camphor including all common shares and all convertible securities.

On February 8, 2007, the Company further announced that the Company and Camphor have entered into an agreement (the "Support Agreement") pursuant to which MPV will, subject to certain conditions, make the offer (the "Offer") to acquire all of the outstanding common shares, options and warrants of Camphor on the basis of 0.41 Mountain Province common shares, options or warrants, as the case may be, per Camphor common share, option or warrant. The Offer will be subject to certain conditions, including without limitation, the deposit of not less than 66 2/3% of the outstanding Camphor shares, options and warrants (on a fully diluted basis), receipt of all required regulatory approvals, and other customary conditions.